Exhibit 12.1

Sbarro, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	2009	2008	2007	2006	2005
Fixed charges:
Interest expense	$28,240	$28,408	$31,449	$30,783	$30,680
Rental expense	26,421	26,275	24,701	21,946	23,109

Total fixed charges (1)	$54,661	$54,683	$56,150	$52,729	$53,789

Earnings (loss) available for fixed charges:
Earnings (2)	$(46,335)	$(81,672)	$(27,871)	$9,929	$3,280
Add fixed charges	54,661	54,683	56,150	52,729	53,789

Total earnings available for fixed charges	$8,326	$(26,989)	$28,279	$62,658	$57,069

Ratio of earnings to fixed charges (3)	0.2	(0.5)	0.5	1.2	1.1

(1)	Total fixed charges consist of actual interest and a reasonable approximation of the interest factor for rent.
(2)	Earnings represent income before income taxes, equity in net income (loss) of unconsolidated affiliates and net (income) loss attributable to noncontrolling interests.
(3)	The ratio of earnings to fixed charges has been computed based on dividing total earnings available for fixed charges by total fixed charges.